Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following information clarifying assertions made about Valeant’s business was posted on Valeant’s website on June 23, 2014:

Clarification on assertions made about Valeant’s business

Allergan has based most of their analysis on IMS’s US prescription data, including products that we do not own, and missing many products, geographies, and businesses that we do own.

US IMS data will cover less than 30% of Valeant’s business and, for that portion of Valeant’s business IMS covers, the IMS data will not properly collect sales through a numbers of channels (e.g., specialty pharmacy, physician dispensed sales, corporate accounts, and alternative fulfillment).

Given the information being used, the conclusions from Allergan’s analysis are both inaccurate and based on a fraction of our overall business.

Source	Assertion	Facts
Allergan slide deck dated June 10th 2014, Slide 3	“Anemic growth driven by what we believe are unsustainable price increases - not volume”	•	We have averaged ~7% pro forma organic growth since 2010
		•	in Q1 2014, quarter over comparable quarter in Q1 2013
			¡	13 of the top 15 Valeant products are growing: Wellbutrin XL, Renu, Solodyn, Xenazine, Ocuvite, Preservision, Lotemax Gel, Elidel, BioTrue Solution, Artelac, CeraVe, Syprine, and Acanya
			¡	9 of the 15 are growing by volume: Renu, Xenazine, Ocuvite, Preservision, Lotemax Gel, Elidel, BioTrue Solutions, Artelac, CeraVe
			¡	Two products that are not growing are Zovirax (impacted by generic competition) and Boston Solution (~-2% growth)
Allergan slide deck dated June 10th 2014, Slide 3	“Neglected coverage of key specialty areas, including urology and plastic surgery”	•	We have no Urology products in the US, and therefore do not promote in this area
			¡	Zyclara could be promoted to Urologists, but we do not feel this would make economic sense
		•	We cover Urologists and Plastic surgeons outside of

Source	Assertion	Facts
the-US where we have an appropriate portfolio
		•	In Plastic surgery we have the Obagi product line, which we actively promote and where we now have over 100 sales reps
Allergan slide deck dated June 10th 2014, Slide 3	“Subscale Valeant products losing their market share”	•	Many products are category leaders in terms of market share or growth, both in the US and abroad (e.g., Ocuvite, Elidel, Preservision, Duromine, Solodyn, Acanya, Renu, Biotrue Solutions, Bioscard, CeraVe, Difflam, Duro-Tuss, Probiotica), (products in bold growing market share)
		•	Traditional pharma has focused on a few large products providing significant revenue, but also providing significant risk for generic entry. Instead we like the diversification of our product line, and no product is too small in terms of trying to maximize shareholder returns
Allergan slide deck dated June 10th 2014, Slide 3	“Emerging market growth in smaller countries with less revenue potential”	•	We have direct presence in 9 of the top 10 emerging markets
¡ China, Brazil, Russia, India, Mexico, Poland, Turkey, Saudi Arabia, and Indonesia
¡ We are not directly in Venezuela, but do have sales there via distributors
		•	Over $200M in sales in 2014 for 5 of the top 6 markets
¡ China, Brazil, Russia, Mexico, and Poland
		•	Delivering double digit revenue growth or greater in 7 of the 9 markets in which we have a direct presence
¡ China, Brazil, Russia, Mexico, Turkey, Saudi Arabia, and Indonesia
Allergan slide deck dated June 10th 2014, Slide 3	“Depleted R&D Engine cut by 900M; abandonment or sale of pipeline”	•	We have 5 late stage programs with significant market potential (Latanoprostene Bunod, Mimetogen, Emerade, IDP-118, Brimonidine for eye whitening)
		•	We have 19 products launching this year (bolded have already been approved or launched)
¡ Launches: Bensal HP, Luzu, Neotensil, Obagi 360, RAM .08, Jublia, Ideal Implants, HA for lips, Onexton, enVista inserter, PureVision 2 presbyopia, Victus enhancements, Ultra, BioTrue MF, Trulign extended powers, CeraVe Baby, Peroxiclear, Ossix Plus, Onset
		•	Numerous earlier stage programs in dermatology, ophthalmology, surgical, contact lens, and dental

Source	Assertion	Facts

Allergan slide deck dated June 10th 2014, Slide 3	“Steady state R&D ratio of ~2%”	•	We measure our R&D based on output, not input as evidenced by 19+ US launches in 2014
		•	We do not have a set spend as a percentage of revenue which is common in the Pharmaceutical industry, instead we look to fund programs based on risk/return analysis.
		•	If we focus on our main therapeutic areas in the US: Dermatology, Dental and Ophthalmology Rx, then R&D spend as a % of revenue is greater than 10% of sales (including overhead and maintenance spending)
		•	We also invest in our device, consumer, and branded generics business, but generally R&D investment (as a % of sales) in these industries is substantially less
Allergan slide deck dated June 10th 2014, Slide 3	“Lack clinical and regulatory experience”	•	We have over 1000 R&D people worldwide with an average of over 12 years of experience (updated as of complete review 6/19/2014)
Allergan slide deck dated June 10th 2014, Slide 3	“Thin sales coverage focused on detailing only”	•	We have a global sales force almost 2x the size of Allergan
		•	We have all of the same commercial capabilities that Allergan has, and may have additional capabilities. Valeant capabilities include:
¡ ¡ ¡ ¡ ¡ ¡ ¡ ¡ ¡ ¡ ¡ ¡ ¡

Sales force detailing

Portfolio offering

Marketing

Managed care

Reimbursement & access

Customer service

Specialty pharmacy

Adherence

Medical affairs

Medical education

Physician training

Institutional training

Practice services

Allergan slide deck dated June 10th	“Elimination of value added marketing programs”	•	We will continue to invest in brands and marketing programs which deliver an appropriate ROI to shareholders

Source	Assertion	Facts
2014, Slide 3

•    We support our products through our leading sales force, scientific and medical affairs (e.g. CME, Investigator initiated studies, advisory boards, scientific publications), conducting clinical research, and providing sponsorship to professional healthcare provider societies.

Allergan slide deck dated June 10th 2014, Slide 3	“Decline in market share, competitiveness and product viability”

•    Our key products in Dermatology, Ophthalmology Rx, Contact Lenses, Surgical, Consumer, Oral Health, and Generics in the US are growing and gaining market share

•    Ex-US business is growing, with the exception of Canada and Australia, which have both experienced recent loss of exclusivity on significant products

Allergan slide deck dated June 10th 2014, Slide 3	“Lack of scale and investment”

•    We have significantly greater scale than Allergan given strong ex-US platform, and overall an employee base that is 50% larger

•    We will continue to invest appropriately in brands and marketing programs which deliver a positive ROI to shareholders

Allergan slide deck dated June 10th 2014, Slide 3	“High turnover of senior management and Board of Directors”

•    We have grown from ~$800M to over $8.0B in revenue, we have entered a number of new geographies, therapeutic areas, and segments (e.g. medical devices, consumer products), given this it would be expected that our management team and Board of Directors would change to ensure we had the best talent

•    Two of our senior managers have left to become CEOs of other companies (Rajiv De Silva, Dan Wechsler)

Allergan slide deck dated June 10th 2014, Slide 3	“Lower tax regime with questionable sustainability”	• Given we are an established Canadian company, with an established corporate structure we consider our tax regime sustainable and believe that we have a substantial tax advantage over Allergan
Allergan slide deck dated June 10th 2014, Slide 3	“Increased Pro Forma debt and high yield credit rating”	• Pro Forma leverage ratio would be 3.7x, we would expect to reach investment grade within a couple years post transaction
Allergan slide deck dated June 10th 2014, Slide 5	“Valeant’s unsustainable acquisition-based revenue growth”

•    Our business strategy entails maximizing organic growth of our existing portfolio, and augmenting this organic growth through acquisitions of businesses, products, and technologies

•    We have maintained strong growth in our base business with Same store Organic growth of 8% in 2012, and 10% in 2013 (excluding generics) vs. Allergan’s growth (organic?) of 10% and 11%

Source	Assertion	Facts
respectively (as listed on Slide 5 of their June 10th 2014 presentation)
		•	Allergan has incorrectly used non-product sales in their chart which does not account for one-time items such as milestone payments
Allergan slide deck dated June 10th 2014, Slide 6	“Allergan & Valeant’s growth profiles are noticeably different”	•	Allergan has not used product sales, which is how we report organic growth,
		•	In addition, Allergan has not accounted for discontinuations, divestitures, Fx, and one-time events
		•	Allergan has created inconsistent comparisons and appear to cherry pick information by backing out their declining lap-band business.
		•	Actual organic growth numbers, same store :
			¡	Q1 2% (6% excluding impact of recent, significant LOE events)
			¡	Q2 4% (8% excluding impact of recent, significant LOE events)
			¡	Q3 -9% (7% excluding impact of recent, significant LOE events)
			¡	Q4 2% (12% excluding impact of recent, significant LOE events)
		•	In 2013 we lost 4 of our top 10 products to LOE events, and we were still able to generate positive organic growth
			¡	In the pharmaceutical industry it is common when a company loses their top product that it will show a decline in revenue
			¡	It is a testament to the strength of our business model, and the diversification of our portfolio that we were able to grow organically despite the LOE of 4 of our top 10 brands
			¡	The impact of these events will be less and less each quarter, therefore we expect organic growth to accelerate each quarter in 2014
Allergan slide deck dated June 10th 2014, Slide 7	“Valeant has experienced volume decreases in 11 of its top 15 worldwide pharmaceutical products”	•	Actual growth of top products based on Q1 2014 quarter over quarter growth(further detail on page 15 and 16 from Valeant’s June 17th presentation):
			¡	Only 6 of the products listed are in Valeant’s top 15 products globally
			¡	13 of Valeant’s top 15 products are growing overall, with 9 of the top 15 products growing by volume

Source	Assertion	Facts
			¡	For 11 of the products listed we do not have worldwide rights (Wellbutrin XL, Zovirax, Elidel, Ziana, Vanos, Retin-A, Cardizem, Aldara, BenzaClin, Carac, Targretin)
		•	Two of the products listed are products that we do not have rights to (Clindabenz and Lidemol)
		•	IMS health does not capture all relevant distribution channels, including specialty pharmacy, physician dispensed sales, corporate accounts, and alternative fulfillment)
Allergan slide deck dated June 10th 2014, Slide 8	“Data does not support Valeant management’s assertions on price increases”	•	Price increases are gross prices, which are not necessarily reflective of an increase in net price received by the company, and only apply to US Rx pharmaceutical prices, which is less than 30% of our overall business
		•	We note that Allergan has taken gross price increases in the US on all major Rx pharma product lines in 2014 (Botox, Restasis, Alphagan P, Combigan, Lumigan, Zymaxid, Lastacraft, Aczone, Tazorac, Latisse)
			¡	Additionally Allergan took several 110%+ price increases on products at the end of last year (Pred Mild, Pred-G, FML Forte, FML Liquifilm, and Belph-10)
Allergan slide deck dated June 10th 2014, Slide 9	“Valeant products lack scale as well as investment”	•	Allergan appears to have randomly selected a set of pharmaceutical products and asserted that we lack scale and investment
		•	Valeant invests behind its brands to drive growth and market share and is a leading company in a number of US categories:
			¡ ¡ ¡ ¡	Dermatology Ophthalmology Dental Consumer Products
		•	For most products listed we do not have global rights (Zovirax, Wellbutrin XL, Elidel, Restylane, Ziana, Tretinoin Gx, Vanos, Retin-A, Dysport, Tobramycin/Dexamet, Cardizem, Aldara, Acyclovir Gx, BenzaClin, Carac, Targretin, Bromday, Atralin, Zyclara, Xerese) and we do not own Lidemol anywhere
		•	This list does not capture a number of our leading products/product lines, including Rx pharmaceuticals and products which are not Rx pharmaceuticals (e.g., Renu, Xenazine, Ocuvite, Preservision, Biotrue Solutions, Artelac, CeraVe, Boston Solutions, and Syprine)

Source	Assertion	Facts

•   Our business model is to have a set of diversified product brands in high growth markets (geographies and therapeutic categories)

•   Chart does not capture all product sales as IMS health does not capture all relevant distribution channels, including specialty pharmacy, physician dispensed sales, corporate accounts, and alternative fulfillment)

Allergan slide deck dated June 10th 2014, Slide 10	“Lack of investment will put Allergan’s core business at risk under Valeant ownership”

•   Allergan analysis assumes that all reductions will come from Allergan, but this is not how we integrate companies as we look across the combined company particularly since we are similarly sized companies with synergistic businesses

•   R&D expenditure will be sufficient to maintain existing products, advance promising late stage programs, extend the Botox franchise, and support other line extensions

•   Reductions of total OPEX will be in-line with previous acquisitions:

			¡ ¡ ¡	Biovail: 52% reduction Bausch & Lomb: 34% reduction Allergan: 47% reduction
Allergan slide deck dated June 10th 2014, Slide 10	“Since April Valeant has committed to increased R&D spend; Allergan’s Performance Enhancement Plan has also reduced Valeant’s originally stated synergies”

•   We have done over 100 transactions since 2008, we have an unassailable track record of meeting/beating synergy targets, including (estimated in the case of B&L) the three largest, which we have reported publically

			¡	Biovail: projected $175M, actual: $350M+
			¡	Medicis: projected $225, actual: $300M+
			¡	B&L: projected $800M, latest estimate: $900M+

•   Decentralized model, zero based budgeting, and focus on targeting selling approach allows us to achieve significantly lower spending levels

•   As we have continued to demonstrate by our B&L acquisition, our track record is to over achieve synergies while accelerating growth rates

Allergan slide deck dated June 10th 2014, Slide 11	“Product launches represent small revenue opportunities”	• 2014 Valeant launches represent peak sales of $1.3-2.3B, significantly greater than Analyst’s projections for Allergan’s 2014 launch pipeline: $350M-$500M
			¡	Recent analysts have written that Jublia should be a 300-500M US product in peak sales, which we believe could be conservative
• Additional late stage pipeline with potential of $1.5-3.5B, significantly greater than Analyst’s projections for Allergan’s late stage pipeline in 2014 $500M-$750M

Source	Assertion	Facts
Allergan slide deck dated June 10th 2014, Slide 13	“Valeant model leads to rapid organic sales decline”	• All platform acquisitions growth has accelerated post acquisition (CAGR year of acquisition through 2013)
			¡ ¡ ¡ ¡ ¡ ¡ ¡ ¡	Coria: 27% Dow: 12% Aton: 33% PharmaSwiss: 5% Sanitas: 5% OraPharma: 9% Medicis: 4% Bausch & Lomb 10% (growth through Q1 2014)
Allergan slide deck dated June 10th 2014, Slide 13	“Medicis has already declined substantially”

•   Medicis grew 4% in first year post acquisition vs. 3% in the year prior to acquisition

•   Medicis has already returned over $2B to the company, over 66% of the purchase price in ~18 months (including the proceeds from the sale of the injectable business to Nestle), current multiple is ~2x 2013 sales

•   Launched Luzu in 2014, which has already achieved ~6% market share with estimated peak sales of $50-$75M

•   Metronidazole 1.3% expected to launch via our partner Actavis later this year

•   Extended patent life on Ziana (from 2014 to 2016) and Zyclara (from 2016 to 2019) vs. our original deal model

Allergan slide deck dated June 10th 2014, Slide 13	“Bausch & Lomb’s outlook is poor”

•   B&L historical growth was 4% CAGR since 2008

•   B&L growth has accelerated since acquisition with 10% organic growth due to our decentralized operating model and new product launches

•   Double digit organic growth expected for the remainder of the year, with expectation of very strong organic growth for the foreseeable future

•   Growth from 2014 launches:

			¡ ¡ ¡ ¡ ¡ ¡ ¡	enVista inserter PureVision2 for presbyopia Victus enhancements Ultra Biotrue Contact Lens Multi Focal Trulign additional powers Peroxiclear
• Additional pipeline products to come in the next 2-3 years
			¡ ¡ ¡	Latanoprostene Bunod Brimonidine for eye whitening Mimetogen

Source	Assertion	Facts
			¡	Additional devices/device improvements
Allergan slide deck dated June 10th 2014, Slide 13	“Allergan would undoubtedly decline in Valeant’s hands”	• Valeant would use the approach to integrating B&L as a blueprint to integrate Allergan, in B&L we were able to overachieve on synergies and accelerate growth
Allergan slide deck dated June 10th 2014, Slide 13	“Valeant needs to complete Allergan transaction or another significant transaction to support its current stock price”	• Valeant’s businesses continue to perform extremely well which we expect to demonstrate clearly as we report our earnings for Q2, Q3, Q4 and beyond
			¡	We expect organic growth to accelerate for each of the remaining quarters in 2014
			¡	Restructuring/integration charges will decline thus causing a convergence between GAAP and cash EPS
• The merger with Allergan is an opportunity to create substantial shareholder value for both Valeant and Allergan shareholders

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;
•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;
•	the effects of governmental regulation on our business or potential business combination transactions;
•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;
•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
•	the impact of competition from other market participants;
•	the development and commercialization of new products;
•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;
•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and
•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer. In addition, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER

STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.